NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	5
	a. Cash dividend declaration on the Company’s Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock; b. Reorganization of ePLDT, Inc.; and c. New Long-Term Incentive Plan.

Exhibit 1

July 7, 2010

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

July 7, 2010

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 7, 2010

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on July 7, 2010:

1.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2009, which are sufficient to cover the total amount of dividends declared:

a.	P1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010;

b.	P1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010;

c.	P1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010;

d.	P1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010;

e.	P1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010;

f.	P1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2010, payable on August 31, 2010 to the holders of record on August 5, 2010.

2.	The Board approved the reorganization of the Company’s wholly-owned subsidiary, ePLDT, Inc., into two business groups: (1) the Information and Communications Technology or ICT business group which provides data center services (Vitro), internet and internet gaming services (iPlus Intelligent Network, Inc., Infocom Technologies, Inc., Digital Paradise, Inc./Netopia, Level-Up! Inc./Netgames, Inc.) and business solutions and applications (Bayantrade, Inc.) and (2) the Business Process Outsourcing or BPO business group covering customer relationship management or call center operations under ePLDT Ventus, Inc. and Content Solutions, Medical Billing and Coding and Medical Transcription services under SPi Technologies, Inc. The reorganization involves two phases: first, the transfer/assignment by ePLDT of its entire shareholdings in SPi Global Holdings, Inc. (formerly SPi Global Solutions Corporation), ePLDT Ventus, Inc. and SPi Technologies, Inc., in favor of PLDT, for a cash consideration in the aggregate amount of approximately Php9,043 million, and second, the eventual transfer by PLDT of the ownership of ePLDT Ventus, Inc. and SPi Technologies, Inc. to SPi Global Holdings, Inc. in exchange for additional shares of said corporation, subject to finalization of the terms and conditions thereof and execution of the relevant agreements.

Exhibit 1

ePLDT, Inc. has also called for redemption a total of 452,173,885 preferred shares, issued to and held by PLDT, which redemption shall take effect upon payment of the redemption price equivalent to Php20.00 per share, on or before July 31, 2010.

3.	To ensure the proper execution of the Group’s three-year strategic and operational business plan – a new Long-Term Incentive Plan (the “New LTIP”), upon endorsement of the Executive Compensation Committee, was approved by the Board to cover the period 2010 to 2012. The establishment of the New LTIP for the next three years, the award of which is contingent upon the successful achievement of certain profit targets, aligns the execution of the business strategies of the Group over the same period. In addition, the New LTIP ensures the continuity of management, covers new hires, and assists in succession planning for the Group.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 7, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 7, 2010